ISSUER FREE WRITING PROSPECTUS
Dated July 30, 2012
Filed Pursuant to Rule 433
Registration No. 333-181368

AMERICAN REALTY CAPITAL TRUST, INC.
FREE WRITING PROSPECTUS

American Realty Capital Trust, Inc. (the “Company”) filed a registration statement on Form S-3 (including a prospectus) with the SEC on May 11, 2012 and the registration statement became effective on May 11, 2012. This communication relates to such offering. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The base prospectus, dated May 11, 2012, is available on the SEC Web site at

http://sec.gov/Archives/edgar/data/1410997/000114420412028152/v304866_s3asr.htm.

Alternatively, the Company or any dealer participating in the offering will arrange to send you the prospectus and/or supplements thereto if you request them by calling toll-free 1-646-937-6900.

On July 25, 2012, REIT.com published an article online which reported on certain statements made by William M. Kahane, Chief Executive Officer and President of the Company. The article also contained a video in which Mr. Kahane appeared in an interview for REIT.com. The full text of the article is attached as Annex A. A transcript of the video interview is attached as Annex B. A screen shot of the video is attached as Annex C. On July 30, 2012, a link to the article was Company posted to the Company’s website and can be viewed at http://www.reit.com/Videos/Reduced-Cost-of-Capital-%20Net-Leases-Fuel-American-Realty-Capital-Trust.aspx.

The article was not prepared or reviewed by the Company prior to publication. REIT.com, the publisher of the article, routinely publishes articles on business news. REIT.com is not affiliated with the Company, and no payment was made nor was any consideration given to REIT.com by or on behalf of the Company or in connection with the publishing of the article. Statements in the article that are not attributed directly to Mr. Kahane represent the author’s or others’ opinions and are not endorsed or adopted by the Company.

Annex A

“Reduced Cost of Capital, Net Leases Fuel ARCT”

By: Matt Bechard

July 25, 2012

The conversion from a public, non-listed REIT to being traded on the NASDAQ has been a very positive move for American Realty Capital Trust (NASDAQ: ARCT), according to its president and chief executive officer, William Kahane.

“The move has gone as scripted. We have found we have more access to capital and greater visibility in the capital markets,” Kahane said during REITWeek 2012: NAREIT’s Investor Forum. “Because our strategy is one of reducing our cost of capital to its lowest available amount, the public traded markets give us the opportunity to do just that.”

American Realty Capital Trust acquires, owns and operates single-tenant, freestanding commercial properties. The company’s triple-net lease portfolio is anchored with investment-grade corporate credit. Kahane said were you to buy their bond you would earn a certain level of yield.

“In the real estate, because it is an illiquid asset, you are paid for that lack of liquidity 200-300 basis points through the bond-type yield for the same duration,” Kahane said. “But the fact of the matter is in a net-lease structure we take the real estate risk, though not the liquidity, and place it squarely on the shoulders of the tenant.

Among the expenses inherent in owning and operating real estate that are passed on to the tenant in this format are increases in operating costs, insurance premiums, real estate taxes and capital items.

“By doing that, we enjoy simply the rent, rent growth, its stability and predictability over time without the likely erosion of that rent pattern from expenses,” he said.

In terms of maintaining the momentum the company has built, Kahane said the formula for success is clear.

“Staying with our discipline; ignoring style drift; continuing to buy within our core competency; keeping our cost of capital low; improving our credit rating; and keeping our head down and buying well,” Kahane said.

Annex B

REIT.com Interview: William Kahane and Matt Bechard

July 30, 2012

Matt Bechard: I’m Matt Bechard with REIT.com and we’re here in New York City for REITWeek 2012, NAREIT’s Investor Forum. Joining me is Bill Kahane, President and CEO of American Realty Capital Trust. So Bill, how has the conversion gone from being a public, non-listed REIT to trading on the NASDAQ? Has there been any surprises, or has it gone how you would expect?

William Kahane: Well, in large part it’s gone as scripted. And that is to say that we’ve found that we have more access to capital, we have greater visibility in the capital markets, and because our strategy is one of reducing our cost of capital to its lowest available amount, the public traded markets gives us the opportunity to do just that. The only real difference, Matt, is that when my stock drops by $.25, my phone lights up.

Matt Bechard: Now, what makes the concept of triple-net leases such a compelling option for investors, especially in a market like we have today?

William Kahane: Well, as you know, our net lease portfolio is anchored with investment grade corporate credit. Were you to buy their bond, you would earn a certain level of yield. In the real estate, because it’s an illiquid asset, you are paid for that lack of liquidity 2 to 300 basis points through the bond type yield for the same duration. But the fact of the matter is, in a net-lease structure we take that real estate risk- though not liquidity- we take that risk and we place it squarely on the shoulders of the tenant. So, an increase in operating costs, insurance premiums, real estate taxes, capital items- those expenses that are inherent in owning and operating a piece of real estate- are now the tenant’s responsibility. By doing that we enjoy simply the rent, the rent growth, its stability, and its predictability over time, without the likely erosion of that rent pattern from expenses.

Matt Bechard: And what do you see as the biggest challenge to maintaining the momentum that you’ve seen in the second half of this year and into 2013?

William Kahane: Staying with our discipline, ignoring style drift, continuing to buy within our core competency, keeping our cost of capital low, improving our credit rating, and keeping our head down and buying well.

Matt Bechard: Bill, thank you so much for joining us.

William Kahane: Thank you, Matt.

Matt Bechard: For more on this, and other news and analysis, be sure to visit REIT.com.

Annex C

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Reduced Cost of Capital, Net Leases Fuel ARCT

7/25/2012 | By Matt Bechard

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